SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

PE

April 1, 2002

Oncolytics Biotech Inc.
Commission File No. 000-31062
(Translation of registrant's name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada, T2N 1X7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ________ Form 40-F x

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ________ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Exhibit Number	Exhibit
1.	News Release dated March 28, 2002 Page 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc.

Dated April 1, 2002

By: ______________________
DOUGLAS BALL
Chief Financial Officer

Exhibit Index

Exhibit Number	Exhibit	Page
1.	News Release dated March 28, 2002	1

Exhibit 1
page 1

SYNSORB Biotech Inc. and Oncolytics Biotech Inc. Announce Regulatory Approval to Distribute Oncolytics' Shares held by SYNSORB to SYNSORB Shareholders

CALGARY, Alberta, March 28, 2002 – Oncolytics Biotech Inc. (TSE: ONC, NASDAQ: ONCY) ("Oncolytics") and SYNSORB Biotech Inc. (TSE: SYB, NASDAQ: SYBB) ("SYNSORB") announced today that they have received approval from the Alberta Securities Commission to have the previously issued 4,725,000 common shares in the capital of Oncolytics held in escrow by SYNSORB released from such escrow without any trading restrictions provided that at least 4,000,000 of the shares are distributed to the SYNSORB shareholders. The remaining shares will be released to SYNSORB for its account without any trading restrictions.

The early release from escrow is subject to approval by the Oncolytics shareholders (by at least a majority of votes cast on the resolution, with the shares held by SYNSORB not being voted) at a meeting to be held on or about May 7, 2002 and approval by the SYNSORB shareholders (by at least two-thirds of the votes cast on the resolution) at a meeting to be held on or about May 7, 2002. Provided the shareholders of each of Oncolytics and SYNSORB approve the early release from escrow, it is anticipated that SYNSORB will distribute the Oncolytics shares to its shareholders promptly after the meetings.

Bill Hogg, President and Chief Executive Officer of SYNSORB stated "The distribution of eighty-five percent of our Oncolytics holdings to our shareholders is a critical step in restructuring our business. With our current number of shares outstanding, at the time of distribution our shareholders would receive approximately 0.101 of an Oncolytics share for each SYNSORB share they own. Furthermore, after this distribution, the SYNSORB asset base and tax pools would still represent a good opportunity for value generation."

Dr. Brad Thompson, President and Chief Executive Officer of Oncolytics, stated "The release of these shares held by SYNSORB and distribution to the SYNSORB shareholders will significantly broaden our shareholder base and increase the public float of Oncolytics shares by approximately one-third. We view this as a positive development in the long-term outlook for Oncolytics and its current shareholders."

Provided the transaction is approved by the shareholders of Oncolytics and SYNSORB, Oncolytics will receive 1,500,000 common shares (and the right to receive 400,000 additional shares upon the attainment of certain milestones) currently held by SYNSORB in the capital of BCY LifeSciences Inc., a CDNX listed (CDNX:BCY) pharmaceutical company with license rights to technologies to treat certain diseases of the respiratory tract. In addition, if the distribution is approved, the directors of SYNSORB on the Board of Directors of Oncolytics will not stand for election as directors of Oncolytics at the upcoming Annual and Special Meeting of Oncolytics to be held on May 16, 2002.

About Oncolytics Biotech Inc.

Oncolytics is a Calgary-based biotechnology company focused on the development of the human reovirus (REOLYSIN®) as a potential cancer therapeutic. Oncolytics' researchers have demonstrated that the reovirus is able to selectively kill human cancer cells in vitro that are derived from many types of cancer, including breast, prostate, pancreatic and brain tumours, and have also demonstrated successful cancer treatment results in a number of animal models. Interim Phase I clinical trial results have indicated that there were no toxicology-related issues with the administration of the reovirus, and that the reovirus demonstrated activity in tumours injected with REOLYSIN®.

About SYNSORB Biotech Inc.

SYNSORB Biotech Inc. is a publicly traded company listed on both the Toronto Stock Exchange (symbol SYB) and on Nasdaq National Markets (ticker SYBB).

This press release contains forward-looking statements which involve known and unknown risks, delays, uncertainties and other factors not under the control of either Oncolytics or SYNSORB. No assurances can be given, however, that these events will occur.

For further information regarding Oncolytics, please contact:

For Canada:

Oncolytics Biotech Inc.
Dr. Brad Thompson
210, 1167 Kensington Cr NW
Calgary, Alberta T2N 1X7
Tel: 403.670.7377
Fax: 403.283.0858
www.oncolyticsbiotech.com

For Canada:

The Equicom Group Inc.
Joanna Longo
20 Toronto Street
Toronto, Ontario M5C 2B8
Tel: 416.815.0700 ext. 233
Fax: 416.815.0080
jlongo@equicomgroup.com

For United States:

The Investor Relations Group
Gino De Jesus or Dian Griesel, Ph.D.
50 Pine Street, 6th Floor
New York, NY 10005
Tel: 212.825.3210
Fax: 212.825.3229
theproteam@aol.com

For further information regarding SYNSORB, please contact:

SYNSORB Biotech Inc.,
Cindy Gray
Manager, Investor Relations
Tel: (403) 270-1315
Fax: (403) 283-5907
Cgray@synsorb.com